40-202A/A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

File No. 803192

FIRST AMENDED APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(G) OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") DECLARING THE APPLICANT AND ITS EMPLOYEES ACTING WITHIN THE SCOPE OF THEIR EMPLOYMENT NOT TO BE A PERSON WITHIN THE INTENT OF THE ADVISERS ACT

Woodcock Financial Management Company, LLC

10 Rockefeller Plaza, Suite 609
New York, New York 10020
(212) 698-1305

Dated: August 7, 2008

Please direct all questions, communications, notices, and orders to:

Victoria I. Hartman
Woodcock Financial Management
Company, LLC
10 Rockefeller Plaza, Suite 609
New York, New York 10020
(212) 698-1305

Rebecca Dent
Spieth, Bell, McCurdy & Newell
2000 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1496
(216) 696-4700

David M. Mahle
Jones Day
222 East 41st Street
New York, New York 10017
(212) 326-3417

Total Pages: 23

TABLE OF CONTENTS

Page

I. INTRODUCTION 1

II. BACKGROUND INFORMATION CONCERNING THE FAMILY AND WFM 1

- A. History and Ownership 1
- B. Clients 1
- C. Services 2
- D. Fees 4

III. REQUEST FOR AN ORDER 4

IV. DISCUSSION 6

- A. WFM Does Not Hold Itself Out As An Investment Adviser 6
- B. WFM's Fees Are Designed to Cover WFM's Costs, Not to Generate Profit for the Family or WFM's Owners 6
- C. There Is No Public Interest In Requiring WFM or WFM Employees To Be Registered Under the Act 7

V. PRECEDENT 7

VI. PROCEDURAL MATTERS 10

VII. REQUEST FOR ORDER OF EXEMPTION 11

VIII. APPLICANT'S CONDITIONS 11

I. INTRODUCTION

Woodcock Financial Management Company, LLC, a Delaware limited liability company ("WFM" or the "Applicant"), hereby submits this First Amended Application (the "Application") for an Order under Section 202(a)(11)(G) of the Investment Advisers Act of 1940, as amended (the "Act"), declaring WFM and its employees acting within the scope of their employment not to be persons within the intent of the Act. WFM is a small, limited service "family office". WFM manages investments and performs incidental services exclusively for Polly and John Guth, their lineal descendants (including adopted children), Polly's children from a former marriage and their lineal descendants, and the spouses of such children and descendents (collectively, the "Family"). WFM also provides advisory services to trusts created exclusively for the benefit of Family members and to limited liability companies, private foundations and other entities all owned exclusively by the Family (or, in the case of private foundations, solely funded by the Family) and operated exclusively for the benefit of the Family and/or charitable organizations (the "Related Entities" and, together with the members of the Family, the "Family Clients").

II. BACKGROUND INFORMATION CONCERNING THE FAMILY AND WFM

A. History and Ownership

Polly and John Guth, with the assistance of their personal investment manager, created WFM in 1999 to centralize and coordinate investment management and incidental services for the Family Clients. WFM is owned in equal shares by Polly Guth and John Guth.

B. Clients

The universe of WFM's current and prospective clients is limited to Family Clients. All of the Related Entities are (i) controlled exclusively by members of the Family or by the trustees, including trustees that are independent of the Family, (ii) maintained for the exclusive benefit of members of the Family and/or charitable entities (either directly or through other Related Entities) and (iii) are owned exclusively by members of the Family or by charitable organizations, that receive their funding solely from the Family. WFM may be the managing member of certain Related Entities, with no ownership interest. Those managing member interests are designed solely to permit WFM to serve as the managing member of those entities, and not to allow WFM to benefit from any underlying investments.

WFM does not and will not advertise, use any person to solicit clients or hold itself out to the public as an investment adviser. WFM will not accept new clients other than members of the Family and Related Entities.

C. SERVICES

As discussed in greater detail below, WFM (i) provides investment management services to Family Clients, (ii) assists Family Clients with cash management, record-keeping and tax planning and (iii) engages third-party service providers to perform "back office" services for Family Clients.

WFM's investment management services consist of (i) providing discretionary asset management services to Family Clients, for example, by placing orders through broker-dealers for the purchase and sale of securities on public markets and making direct private equity investments, (ii) evaluating the performance and strategies of third-party investment managers, (iii) selecting those managers that it determines to be appropriate for Family Clients, (iv) engaging managers on behalf of Family Clients or recommending managers to Family Clients (depending on whether WFM has discretionary authority with respect to the particular accounts involved) and (v) monitoring the performance of managers and making disposition decisions or recommendations (as appropriate). From time to time, WFM employs a third-party consultant to review and recommend outside managers. WFM performs investment management services either directly or as the manager of limited liability companies whose members consist exclusively of Family Clients (the "Investment Funds").

WFM also ensures that each Family Client's available cash matches its cash needs; maintains asset performance records; prepares reports in various formats to meet the requests of various members of the Family and Related Entities; and develops tax strategies for the assets under its management. WFM meets with members of the Family to review investment performance, recommend asset allocations, monitor spending levels and ensure that cash is available as needed for personal use, tax payments, trust distributions and grants to charity.

Centralizing investment management at WFM is particularly cost effective for the Family and the Related Entities because of WFM's deep involvement exclusively with the Family. WFM has three employees who are herein defined as "WFM Employees" when acting in the scope of their employment. WFM's three employees know the members of the Family personally and know the "big picture" of expected inheritances, all currently available assets and possible Family sources of charitable giving. WFM could not possibly offer this level of confidential, personalized expertise to the public, and it will not do so in the future.

WFM limits its services to those described above. It does not provide the personal services offered by some family offices, such as hiring household employees, arranging car maintenance, reviewing health insurance plans, etc.

WFM's three employees devote approximately (i) 40% in the case of one employee, and (ii) 50% in the case of two other employees, of their time to investment management for the Family Clients and devote the remainder of their time to the other activities of WFM described above.

D. FEES

WFM is paid a fee by its Family Clients. Overall fees have historically been set at a level that allows WFM to recover its direct and overhead expenses without generating a profit. In the future, WFM will continue its policy of recovering expenses without intending to generate a profit.

III. REQUEST FOR AN ORDER

Section 202(a)(11) of the Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities…". WFM's activities appear to fall within the definition of an investment adviser. WFM requests that the Commission issue an Order pursuant to Section 202(a)(11)(G) declaring WFM and WFM Employees when acting within the scope of their employment not to be investment advisers within the intent of Section 202(a)(11) of the Act. The request for the Order includes WFM Employees within its scope because, if an Order is issued with respect to WFM, its officers and employees would not be "associated persons" of a registered investment adviser, and therefore might themselves be required to register as investment advisers.

Section 203(b) of the Act provides for the following exceptions from registration under Section 203(a), none of which apply to WFM:

(1) The first exception for "intrastate" investment advisers is not available to WFM or WFM Employees because not all of WFM's Family Clients are residents of New York where WFM has its principal place of business. In addition, WFM does not intend to limit its investment management activities to unlisted securities because WFM believes such a restriction would be inconsistent with its fiduciary obligations to manage the assets of the Family and Related Entities in a prudent manner.

(2) The second exemption does not apply because the WFM clients are not all insurance companies.

(3) The exception for "private" investment advisers also is not available to WFM because the Family's many trusts, limited liability companies and other similar entities, each of which generally must be counted as a separate client, brings WFM's number of clients to substantially more than fourteen.

(4) The fourth exception is not available to WFM because it is neither a charitable organization, as defined in Section 3(c)(10)(B) of the Investment Company Act of 1940, nor a trustee, director, officer, employee or volunteer of such a charitable organization.

(5) The fifth exception is not available to WFM because it is not a plan described in Section 414(e) of the Internal Revenue Code of 1986, a person or entity eligible to establish and maintain such a plan, or a trustee, director, officer or employee of or volunteer of any such plan or person.

(6) The sixth exception is not available to WFM because it is not a commodity trading adviser registered with the Commodity Futures Trading Commission.

(7) Finally, because WFM has assets under management of not less than $25,000,000, WFM is not prohibited from registering with the SEC under Section 203A(a) of the Act.

Although none of these exceptions is available, WFM submits that requiring it to register under Section 203(a) of the Act would not advance the public interest and is inconsistent with the purposes of the Act for the following reasons: (i) WFM does not hold itself out to the public as an investment adviser, (ii) the fees that WFM receives cover only its employees salaries and other costs and are intended to not generate any profit for WFM's owners, and (iii) WFM is owned entirely by the Family and will provide services solely to Family Clients. Therefore, WFM requests that the Commission issue an Order pursuant to Section 202(a)(11)(G) declaring it not to be a person within the intent of the Act.

IV. DISCUSSION

A. WFM DOES NOT HOLD ITSELF OUT AS AN INVESTMENT ADVISER

WFM does not hold itself out to the public as an investment adviser. WFM is not listed in the phone book, any other directory or website as an investment adviser and does not engage in any advertising. WFM does not attend investment management-related conferences as a vendor, and does not conduct any marketing activities. WFM will not solicit or accept any client (either retail or institutional) that is not a member of the Family or a Related Entity. WFM does not believe that members of the general investing public are aware that WFM exists or are aware of its activities.

B. WFM'S FEES ARE DESIGNED TO COVER WFM'S COSTS, NOT TO GENERATE PROFIT FOR THE FAMILY OR WFM'S OWNERS

The payments that WFM receives for its services are based on a fee schedule that is disclosed in WFM's contracts with its Family Clients. The fees charged by WFM for investment management services are far below market prices for such services because they are intended to cover WFM's costs for providing such services without generating a profit. Therefore, WFM's situation is clearly unlike (i) a broker-dealer that charges a competitive brokerage commission when effecting securities transactions that are related to the giving of investment advice, (ii) an insurance agent that receives a competitive sales commission when a client pays a premium to acquire insurance that is related to the giving of investment advice or (iii) a financial planner who may get paid a flat fee that exceeds his or her costs for designing a financial plan that is related to the giving of investment advice. In each of those situations, the receipt of investment advisory income can be inferred from the services rendered and competitive rates. By contrast, the Family created WFM not to serve as a profit center for the Family but to make high-quality advice available exclusively to the Family and the Related Entities more privately and less expensively than is possible through a for-profit adviser.

C. THERE IS NO PUBLIC INTEREST IN REQUIRING WFM OR WFM EMPLOYEES TO BE REGISTERED UNDER THE ACT

WFM is a three-person private office that was formed to be the "family office" for the Family and the Related Entities. WFM has no, and in the future will not have any, clients other than Family Clients. WFM's services are tailored exclusively to the needs of the Family and the Related Entities, not to the needs of the retail public. Additionally, WFM never has solicited and will not solicit clients other than Family Clients. The Act was intended to protect the public by regulating investment advisers engaged in the business of providing advice regarding securities. Because WFM will not advise the public, there is no need to apply the Act to WFM's activities.

V. PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Securities and Exchange Commission (the "Commission") in at least seven recent instances: In Adler Management, LLC, Investment Advisers Act Release 2500 (March 21, 2006) (notice) and 2508 (April 14, 2006) (order), a company was organized as a "family office" to provide investment advisory services to a family, to entities that were beneficially and solely owned by (with one exception), or solely for the benefit of, family members, and to charitable entities that were created and administered under the discretion of family members.

The company was owned exclusively by, and its board of directors was composed exclusively of, family members. The company provided a wide range of administrative services to its clients, including recordkeeping, bookkeeping and accounting services, tax return preparation and tax planning services, insurance and risk management services, and estate planning and real asset management services. The company's fees covered only its costs and were not intended to generate a profit. The company did not hold itself out to the public as an investment advisor, was not listed in any telephone book or any other directory as an investment advisor, and did not engage in advertising or soliciting.

Similar to Adler WFM does not hold itself out to the public as an investment advisor, is not listed in any telephone book, other directory or website as an investment advisor, does not advertise or conduct marketing activities, and charges fees that are designed to only cover costs and that are not intended to generate profit for WFM. WFM provides investment advice on securities only to Family Clients. The Commission determined that Adler Management, LLC was not a person within the intent of section 202(a)(11) of the Act.

In Slick Enterprises Inc., Investment Advisers Act Release 2736 (May 22, 2008) (notice), a company was organized as a "family office" to provide investment advisory services to a family, to trusts and other entities created by, and for the benefit of, that family and a foundation created and funded by the family patriarch.

The company was owned exclusively by one family member, who was its sole director. The company provided a wide range of investment advisory and administrative services to its clients, including estate and tax planning, and insurance services, preparation and analysis of financial statements, real estate management services, determining and implementing asset allocations, safekeeping and physical handling of securities, collection of income from securities, keeping of books of account and records preparation and filing of income and gift tax returns, payments in some cases of certain family, household and personal expenses. The company's fees covered only its costs for providing such services and were not intended to generate a profit. The company did not hold itself out to the public as an investment advisor, was not listed in any telephone book or any other directory as an investment advisor, and did not engage in advertising or soliciting.

Similar to Slick Enterprises, WFM does not hold itself out to the public as an investment advisor, is not listed in any telephone book, other directory or website as an investment advisor, does not advertise or conduct marketing activities, and charges fees that are designed to only cover costs and they are not intended to generate profit for WFM. WFM provides investment advice on securities only to Family Clients.

In the Matter of Parkland Management Company, L.L.C., Investment Advisers Act Release Nos. IA-2362 (February 24, 2005) (Notice) and IA-2369 (March 25, 2005) (Order) (limited liability company owned by a single family that furnished "family office" services to the family and to entities owned by and for the benefit of the family and/or certain related charitable entities); In the Matter of Longview Management Group LLC, Investment Advisers Act Release Nos. IA-2008, 803-142 (January 3, 2002) (Notice) and IA-2013 (February 7, 2002) (Order) (limited liability company and registered investment adviser, the ownership interest of which was held by a trust whose ultimate beneficiaries were the members of a single family, that furnished services, including "family office" services, to the same family and to entities owned by and for the benefit of the same family); In the Matter of Kamilche Company, Investment Advisers Act Release Nos. IA-1958, 803-162 (July 31, 2001) (Notice) and IA-1970 (August 27, 2001) (Order) (holding corporation whose stock was owned directly by or for the exclusive benefit of members of a single family and that, in part, furnished services, including "family office" services, to the same family and to entities created by and for the sole benefit of the same family); In the Matter of Bear Creek Inc., Investment Advisers Act Release Nos. 1931 (March 9, 2001) (Notice) and 1935 (April 4, 2001) (Order) (corporation formed by a limited liability company controlled by a single family to serve as the trustee for trusts created by and for the benefit of the members of the same family, and that provided services to the trusts for the benefit of the same family); and In the Matter of Moreland Management Company, Investment Advisers Act Release Nos. 1700, 803-130 (February 12, 1998) (Notice) and 1706 (March 10, 1998) (Order) (corporation, all of the outstanding stock of which was held in trust for the benefit of members of a single family, that served as the "family office" for the family and furnished services to the trust for the benefit of the same family and to entities created by the same family to serve as vehicles for investments).

VI. PROCEDURAL MATTERS

Pursuant to Rule 0-4(b) under the Investment Advisers Act, five copies of this Application are being filed with the Commission, including one copy that has been executed by an officer of the Applicant. The Applicant desires that the Application become effective without a hearing pursuant to Rule 0-5 under the Act. Pursuant to Rule 0-4(f) under the Act, the Applicant's address is indicated on the first page of this Application.

The Applicant requests that the Commission direct all written or oral questions, communications, notices and orders concerning this Application to:

Victoria I. Hartman
Woodcock Financial Management
Company, LLC
10 Rockefeller Plaza, Suite 609
New York, New York 10020
(212) 698-1305

Rebecca Dent
Spieth, Bell, McCurdy & Newell
2000 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1496
(216) 696-4700

David M. Mahle
Jones Day
222 East 41st Street
New York, New York 10017
(212) 326-3417

Pursuant to Rule 0-4(c)(1) and Rule 0-4(c)(2) under the Act, all requirements for the execution and filing of this Application on behalf of the Applicant have been complied with in accordance with the Certificate of Formation and Limited Liability Company Agreement of the Applicant, and the undersigned officer of the Applicant is fully authorized to execute this Application under such documents. The Applicant has adopted the Managers Resolutions attached hereto as Exhibit A authorizing the filing of this Application. The verification required by Rule 0-4(d) under the Act is attached hereto as Exhibit B, the brief statement of the grounds for this Application required by Rule 0-4(e) is contained in Section III above, and the Proposed Notice of the proceeding initiated by the filing of this Application required by Rule 0-4(g) under the Act is attached hereto as Exhibit C.

VII. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Applicant requests that the Commission issue an Order under Section 202(a)(11)(G) of the Act declaring the Applicant and WFM Employees not to be persons within the intent of the Act.

VIII. APPLICANT'S CONDITIONS

Applicant agrees that the requested relief will be subject to the following conditions:

(1) WFM will offer and provide investment advisory services only to Family Clients and will not hold itself out to the public as an investment adviser.

(2) If WFM creates a board of directors or its equivalent, members of the Family will comprise at least a majority of such board of directors or its equivalent.

(3) WFM will at all times be owned, directly or indirectly, exclusively by one or more members of the Family.

(4) At all times all Related Entities that are exempt from registration as an investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 (the "1940 Act") will continue to be exempt from such registration.

AUTHORIZATION AND SIGNATURE

All requirements of the Certificate of Formation and Limited Liability Company Agreement of Woodcock Financial Management Company, LLC (the "*Applicant*") have been complied with in connection with the execution and filing of this Application (the "*Application*"). The Applicant, by resolutions duly adopted by its Managers as of August 7, 2008 (a certified copy of which are attached as Exhibit A to this Application) has authorized the making and filing of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

The Applicant has caused the undersigned to sign this Application on its behalf in the County of New York, State of New York, on this 7th day of August, 2008.

WOODCOCK FINANCIAL MANAGEMENT COMPANY, LLC

By: Victoria I. Hartman

Name: Victoria I. Hartman, CFA
Title: Senior Portfolio Manager and Manager, Woodcock Financial Management Company, LLC

Attest:

Jennifer Sale

EXHIBIT A

WOODCOCK FINANCIAL MANAGEMENT COMPANY, LLC

The undersigned hereby certifies that she is the Senior Portfolio Manager of Woodcock Financial Management Company, LLC, and further certifies that the following resolutions were duly adopted by the Managers of Woodcock Financial Management Company, LLC on August 7, 2008, and are still in full force and effect:

RESOLVED, that the officers of Woodcock Financial Management, LLC be, and each of them hereby is, authorized to prepare and execute on behalf of Woodcock Financial Management, LLC, and to file with the Securities and Exchange Commission (the "*Commission*") pursuant to Section 202(a)(11)(G) of the Investment Advisers Act of 1940, as amended (the "*Act*"), or such other sections thereof or rules thereunder as may be necessary or appropriate, an amended application for an exemptive order or orders declaring Woodcock Financial Management, LLC and its employees acting within the scope of their employment not to be persons within the intent of the Act; and

FURTHER RESOLVED, that the officers of Woodcock Financial Management, LLC be, and each of them hereby is, authorized to file with the Commission such application or applications, and any amendments thereto, in such form as any officer or officers deem necessary or appropriate, and to do any and all things necessary or proper under the Act or under any other federal or state securities law or regulation, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer or officers to be necessary or proper.

IN WITNESS WHEREOF, I hereunto set my hand, this 7th day of August, 2008.

By: Victoria J. Hartman, CFA
Name: Victoria I. Hartman
Title: Senior Portfolio Manager and Manager,
Woodcock Financial Management Company

EXHIBIT B

VERIFICATION

STATE OF NEW YORK) New York
) ss:
COUNTY OF NEW YORK) New York

The undersigned, being duly sworn, deposes and says that she has duly executed the attached First Amended Application, dated August 7th, 2008 (the "*Application*"), for and on behalf of Woodcock Financial Management, LLC (the "*Company*"); that she is the Senior Portfolio Manager of the Company; and that all actions by managers and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that she is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information, and belief.

WOODCOCK FINANCIAL MANAGEMENT
COMPANY, LLC

By: Victoria I. Hartman, CFA
Name: Victoria I. Hartman
Title: Senior Portfolio Manager

On the 7th day of August, 2008, before me Lydia Moleros, the undersigned Notary Public, personally appeared Victoria Hartman personally known to me to be the person whose name is subscribed to the within instrument, and acknowledged that she executed it.

Witness my hand and official seal.

Lydia Moleros

LYDIA MOLEROS
Notary Public, State Of New York
No. 01MO6063790
Qualified In Queens County
Commission Expires Sept. 10, 2009

CLI-1293427v15

EXHIBIT C

PROPOSED NOTICE OF APPLICATION

Securities and Exchange Commission

Release No. 1A [ ]

Woodcock Financial Management Company, LLC; Notice of Application

__________ ___, 2008

Agency: Securities and Exchange Commission ("SEC"); Notice of Application

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: Woodcock Financial Management Company, LLC ("Applicant").

Relevant Advisers Act Sections: Exemption requested under section 202(a)(11)(G) from section 202(a)(11).

Summary of Application: Applicant requests an order declaring it and its officers and employees acting within the scope of their employment ("Applicant Employees") not to be persons within the intent of section 202(a)(11), which defines the term "investment adviser."

Filing Dates: The application was filed on February 7, 2006 and an amended and restated application was filed on August _, 2008.

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on [insert date 30 days after noticed] and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the SEC's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicant, Woodcock Financial Management Company, LLC, 10 Rockefeller Plaza, Suite 609, New York, New York 10020.

For Further Information Contact: Sarah Tensiethoff or David W. Blass, Assistant Director at (202) 551-6787 (Office of Investment Adviser Registration, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch, 100 F Street, NE,Washington, D.C. 20549-0102 (telephone (202) 551-5850))

Applicant's Representations:

1. Applicant, a Delaware limited liability company, is a small, limited service "family office" that manages investments and performs incidental services exclusively for Polly and John Guth, their lineal descendants (including adopted children), Polly's children from a former marriage and their lineal descendents and the spouses of such children and lineal descendants (collectively, the "Family"), as well as trusts, limited liability companies, private foundations and other entities that are owned by and operated exclusively for the benefit of the Family and/or charitable organizations (the "Related Entities" and, together with the members of the Family, the "Family Clients"). Applicant is owned in equal shares by Polly Guth and John Guth.

2. Applicant (i) provides discretionary asset management services to Family Clients, for example by placing orders through broker-dealers for the purchase and sale of securities or

public markets, (ii) assists Family Clients with cash management, record-keeping and tax planning and (iii) engages third-party service providers to perform "back office" services for Family Clients. Applicant's investment management services consist of (i) providing discretionary asset management services to Family Clients, for example by placing orders through broker-dealers for the purchase or sale of securities on public markets, (ii) evaluating the performance and strategies of third-party investment managers, (iii) selecting those managers that it determines to be appropriate for Family Clients, (iv) engaging managers on behalf of Family Clients or recommending managers to Family Clients (depending on whether WFM has discretionary authority with respect to the particular accounts involved) and (v) monitoring the performance of managers and making disposition decisions or recommendations (as appropriate). From time to time, Applicant employs a third-party consultant to review and recommend outside managers.

3. Applicant is paid a fee by its Family Clients. Overall fees have historically been set at a level that allows Applicant to recover its direct and overhead expenses without generating a profit. In the future Applicant will continue its policy of intending to recover expenses without generating a profit.

4. Applicant represents that it does not hold itself out to the public as an investment adviser. Applicant represents that it is not listed in the telephone book, any other directory or website. Applicant does not engage in any advertising, attend any investment management-related conferences as a vendor, or conduct any marketing activities whatsoever.

5. Applicant represents that it has no public retail or institutional clients, and has never solicited, and in the future will not have any clients other than Family Clients. Applicant

further represents that its sole purpose is to serve as a "family office" for the Family, and at no time will it solicit clients other than Family Clients.

Applicant's Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities ...." Section 202(a)(11)(G) of the Advisers Act authorizes the SEC to exclude from the definition of "investment adviser" persons that are not within the intent of section 202(a)(11) of the Act.

2. Section 203(b) of the Advisers Act provides exemptions from this registration requirement.

3. Applicant asserts that it does not qualify for any of the exemptions provided by section 203(b). Applicant also asserts that it is not prohibited from registering with the SEC under Section 203A(a) because it has assets under management of not less than $25,000,000.

4. Applicant requests that the SEC declare Applicant and Applicant Employees not to be persons within the intent of section 202(a)(11) Applicant asserts that its request for the Commission's order includes Applicant Employees acting within the scope of their employment because, if an Order was issued with respect to Applicant only, its officers and employees would not be "associated persons" of a registered investment adviser, and therefore might themselves be required to register as investment advisers. Applicant states that there is no public interest in requiring it to be registered under the Advisers Act. Applicant states that it is a private organization that was formed to be the "family office" for the Family. Applicant represents that

all of its clients are either members of the Family or are entities created by or for the benefit of the Family. Applicant states that it has no clients other than Family Clients, and that it will not solicit clients other than Family Clients. Applicant also states that it does not hold itself out to the public as an investment adviser, does not engage in any advertising, or attend investment management-related conferences as a vendor or conduct any marketing activities. Applicant asserts that serving as the "family office" for the Family has been, is, and will continue to be the sole purpose for its existence and operation.

Applicant's Conditions:

Applicant agrees that the requested relief will be subject to the following conditions:

1. WFM will offer and provide investment advisory services only to Family Clients and will not hold itself out to the public as an investment adviser.

2. If WFM creates a board of directors or its equivalent, members of the Family will comprise at least a majority of such board of directors or its equivalent.

3. WFM will at all times be owned, directly or indirectly, exclusively by one or more members of the Family.

4. At all times all Related Entities that are exempt from registration as an investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 (the "1940 Act") will continue to be exempt from such registration.

For the SEC, by the Division of Investment Management, under delegated authority.

Nancy Morris
Secretary

END

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